

TRANS HEX GROUP LIMITED

REG NO. 1963/007579/06

405 VOORTREKKER RD PAROW 7500 PO BOX 723 PAROW 7499 CAPE TOWN ... RICA
TEL +27 21 937 2000 FAX +27 21 937 2100 www.transhex.co.



05013177

TRANS HEX

GJZ/mb/ADR
2005-11-18

Securities and Exchange Commission
ADR Division of Corporate Finance
450 Fifth Street, N W
WASHINGTON, D C 20549
UNITED STATES OF AMERICA


SEC MAIL
RECEIVED
PROCESSING
DEC 0 8 2005
WASH. D.C.
203
SECTION

SUPPL

Sir

TRANS HEX GROUP LIMITED (FILE NO 82-4011) - RULE 12g3-2(b)
INTERIM FINANCIAL RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005

With reference to Trans Hex Group Limited's (the Company) exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find a copies of the following documents :

1. A copy of the minutes of the 25th Annual General Meeting which was sent to the JSE Limited in terms of their rules;

2. A copy of Form CM 29 dated 9 November 2005 which was sent to the Registrar of Companies thereby notifying the Registrar of the resignation of Mr W E Bührmann and the appointment of Mr D M Falck as director of Trans Hex Group Limited. The JSE Limited has received copies thereof.

3. Interim Financial Results for the six months ended 30 September 2005.

This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please contact the undersigned at +27 21 937 2000 should you have any queries regarding the above.

Yours faithfully

G J ZACHARIAS
COMPANY SECRETARY

PROCESSED
DEC 1 2 2005
THOMSON
FINANCIAL

TRANS HEX GROUP LIMITED

(The Company or Trans Hex)

Minutes of the twenty-fifth Annual General Meeting of Shareholders of Trans Hex held on Friday 5 August 2005 at the Company's registered office, being 405 Voortrekker Road, Parow, South Africa

1. CHAIRMAN

The chairman, Mr T M G Sexwale, presided.

2. WELCOME

The chairman welcomed all shareholders, directors and invitees to the twenty-fifth Annual General Meeting of Shareholders.

3. QUORUM

The chairman reported that 24 shareholders holding 72 345 227 shares, being 81% of the total issued shares, were represented in person or by proxy at the meeting. The chairman noted that he was proxy holder for 37 350 004 shares.

The chairman declared that the necessary quorum was present and the meeting was accordingly duly constituted.

4. NOTICE OF MEETING

It was agreed that the notice convening the meeting be taken as read.

5. AUDITORS' REPORT

The chairman proposed, and it was unanimously agreed that the auditors' report, forming part of the audited annual financial statements of the company and of the group for the year ended 31 March 2005, as issued to members, be taken as read.



6. **ANNUAL FINANCIAL STATEMENTS**

The Chairman proposed that the annual financial statements for the year ended 31 March 2005, copies of which had been forwarded to shareholders and which were tabled, be confirmed and adopted. Mr Delport seconded the motion.

It was unanimously agreed that the annual financial statements for the year ended 31 March 2005, incorporating the Review of Operations and the report of directors, be confirmed and adopted.

7. **NON-EXECUTIVE DIRECTORS' REMUNERATION**

It was agreed by the required majority that the payment of an amount of R727 500 to non-executive directors, as fees for services during the past financial year, be confirmed.

8. **DIRECTORATE**

The Chairman reported that in terms of the Company's Articles of Association, non-executive directors appointed during the year retain office only until the next Annual General Meeting of the Company. He noted that Dr Hertzog and Mr Hoogenhout who retired by rotation from the board at this meeting, were eligible and available for re-election. No further nominations had been received for the vacant seats on the board.

It was RESOLVED that :

1) the re-election of the retiring directors be performed by means of a single resolution.

2) Dr Hertzog and Mr Hoogenhout be re-elected as directors of the Company.

9. **UNISSUED ORDINARY SHARES (ORDINARY RESOLUTION NUMBER 1)**

Mr Sexwale reported that of the 210 904 647 unissued ordinary shares in the capital of the company, 13 383 230 ordinary shares are specifically reserved for the purposes of the company's share schemes. Accordingly it was requested that the general authority granted to directors to allot and issue the remaining 197 521 417 unissued shares upon such terms and conditions as they in their sole discretion may determine, be renewed subject to the terms and conditions as stipulated in the JSE Securities Exchange South Africa (JSE) Listings Requirements.



It was RESOLVED by the required majority that ordinary resolution number 1 as contained in the notice of general meeting be approved.

10. **ORDINARY RESOLUTION NUMBER 2**

The chairman noted that ordinary resolution number 2 provided for the granting to directors of a general authority, to allot and issue for cash all or any of the authorised but unissued shares placed under their control in terms of the previous resolution. He proposed the passing of ordinary resolution number 2 as contained in the notice of meeting.

It was RESOLVED, by the required majority, that ordinary resolution number 2 as contained in the notice of general meeting be approved.

11. **SPECIAL RESOLUTION NUMBER 1**

The Chairman noted that Special Resolution Number 1, as recorded in the Notice of Annual General Meeting, provided for the granting of a general authority to the Company's directors to repurchase, on behalf of the Company or a subsidiary company, issued shares in Trans Hex subject to the limitations as stipulated by the JSE and by the Companies Act. The Chairman commented that the Board had no immediate intention to use such authority but that the Board was of the opinion that the authority be in place should it become appropriate to undertake a share repurchase in the future.

It was **RESOLVED by the required majority, that Special Resolution Number 1, as recorded in the notice of Annual General Meeting, be approved.**

12. **CLOSURE**

All the business of the meeting having been dealt with, the Chairman thanked all shareholders and invitees for their attendance and declared the meeting closed.



CHAIRMAN

PAROW

________________ 2005

Inhoud van Register van Direkteure, Ouditeure en Beamptes
Contents of Register of Directors, Auditors and Officers

CM 29

Maatskappywet, 1973, Art. 216(2), 322(1), 325(1) en 327(1)
REGISTRASIEKANTOOR VIR MAATSKAPPYE
Departement van Handel
Zanzagebou Proesstraat 116 Pretoria 0002
Posbus 429 Pretoria 0001
Telegramadres 'Maatcom'

Companies Act, 1973, Sec. 216(2), 322(1), 325(1) and 327(1)
COMPANIES REGISTRATION OFFICE
Department Of Commerce
Zanza building Proes Street 116 Pretoria 0002
P.O.Box 429 Pretoria 0001
Telegraphic Address 'Maatcom'

TRANS HEX GROEP BEPERK
P O BOX 723
PAROW
7499

Registrasie No. van Maatskappy
Registration No. of Company

1963/007579/06

Opgawe van besonderhede soos op /
Return of Particulars as at ....9 November 2005.........

Verklaring / Statement

Ek, ____________________
(naam van direkteur of beampte)
verklaar dat, die skriftelike toestemming van die direkteure of beamptes wie se name in hierdie opgawe verstrek is op 'n behoorlik voltooide vorm CM 27 verkry is, die direkteure/beamptes nie ingevolge artikel 218 of 219 gediskwalifiseer is nie, en dat die skriftelike toestemming ingevolge artikel 218(1) (b) van die eggenoot van 'n vrou wat as direkteur aangestel is, op 'n vorm CM 27 verkry is.

I, GEORGE JOHN ZACHARIAS
(name of director or officer)
state that, the written consent of directors or officers whose names appear in this return have been obtained on a duly completed form CM 27, the directors or officers are not disqualified under section 218 or 219 and that the written consent under section 218(1) (b) of the husband of a women appointed as a director, has been obtained in a form CM 27.

Onderteken
Signed ____________________
Datum
Date 9 November 2005

A. Direkteure / Directors

SLEUTEL TOT PERSOONLIKE BESONDERHEDE VERLANG / KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE / PERSONAL PARTICULARS
1. Van/Surname	JOHNSON
2. Volle voorname/Full forenames	CLYDE GARTH
3. Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of, indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar/Year Maand/Month Dag/Day 5 9 1 2 0 7 5 7 8 8 0 8 4
5. (a) Datum van aanstelling/Date of appointment	2 February 2005
(b) Betiteling/Designation	Alternate Director (To: MR T M G SEXWALE
6. Woonadres/Residential address	10 A TENTH AVENUE PARKTOWN NORTH 2192
7. Besigheidadres/Business address	1 A ALBURY PARK MAGALIESZICHT AVENUE DUNKELD WEST 2196
8. Posadres/Postal address	P O BOX 413420 CRAIGHALL 2024
9. Nasionaliteit/Nationality	South African
10. Beroep/Occupation	ENGINEER
11. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/ Yes or No	Yes
12. Aard van verandering in 1 tot 5 hierbo en datum/ Nature of change in 1 to 5 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.:	PIENAAR
2.:	PETRUS CORNELIUS
3.:	
4.:	Jaar Maand Dag / Year Month Day: 6 4 0 5 0 5 5 0 7 4 0 0 8
5.: (a)	24 November 2004
(b)	Alternate Director (To: MR M J WILLCOX)
6.:	5 BROOM MANOR JOHN STREET BRYANSTON 2021
7.:	1 ALBURY PARK MAGALIESZICHT AVENUE DUNKELD WEST 2196
8.:	P O BOX 413420 CRAIGHALL 2024
9.:	South African
10.:	EXECUTIVE DIRECTOR
11.:	Yes
12.:	No Change

1.:	HERTZOG
2.:	EDWIN DE LA HARPE
3.:	
4.:	Jaar Maand Dag / Year Month Day: 4 9 0 8 2 0 5 0 6 0 0 0 7
5.: (a)	1 June 1990
(b)	Director
6.:	9 UITSIG STREET ROSENDAL STELLENBOSCH 7600
7.:	MEDI-CLINIC OFFICES STRAND ROAD STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	HOOGENHOUT
2.:	DANIEL MARAIS
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 3 1 1 1 2 1 5 0 9 1 0 0 6
5.: (a)	2 June 1988
(b)	Director
6.:	21 JONKERSHOEK STREET STELLENBOSCH 7600
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	MARTIN
2.:	ALWYN REGINALD
3.:	
4.:	Jaar Maand Dag / Year Month Day: 3 8 0 5 0 9 5 1 1 8 0 1 3
5.: (a)	20 November 1997
(b)	Director
6.:	9 CEDAR ROAD NUWELAND 7700
7.:	300 SIEMENS PARK JANADEL HALFWAY HOUSE 1685
8.:	PRIVATE BAG X71 HALFWAY HOUSE 1685
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	SEXWALE
2.:	TOKYO MOSIMA GABRIEL
3.:	
4.:	Jaar Maand Dag / Year Month Day: 5 3 0 3 0 5 5 7 5 5 0 8 9
5.: (a)	29 February 2000
(b)	Director
6.:	NO 12 6TH STREET HOUGHTON JOHANNESBURG 2000
7.:	NO 23 GLENHOVE ROAD MELROSE ESTATE JOHANNESBURG 2196
8.:	P O BOX 3047 HOUGHTON 2041
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

1.:	VAN ROOYEN
2.:	BERNARD RENIER
3.:	
4.:	Jaar Maand Dag / Year Month Day: 3 3 0 9 2 2 5 0 7 3 0 0 8
5.: (a)	4 October 1993
(b)	Director
6.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
7.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
8.:	8 JAMES HYDE PLACE MONTGOMERY PARK 2195
9.:	South African
10.:	BUSINESSMAN
11.:	Yes
12.:	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK BLADSY 1 /FOR KEY TO PARTICULARS, SEE PAGE 1

1.	WILLCOX
2.	MARK JOHN
3.	
4. Jaar/Year Maand/Month Dag/Day	7 0 0 1 0 8 5 0 2 2 0 8 6
5. (a)	15 May 2000
(b)	Director
6.	3 GREENACRES MURRAY ROAD KENILWORTH 7700
7.	3 GREENACRES MURRAY ROAD KENILWORTH 7700
8.	3 GREENACRES MURRAY ROAD KENILWORTH 7700
9.	South African
10.	BUSINESSMAN
11.	Yes
12.	No Change

1.	LOUBSER
2.	MAGDALENA SUSANNA
3.	
4. Jaar/Year Maand/Month Dag/Day	5 9 1 2 1 9 0 0 1 6 0 8 0
5. (a)	23 November 2001
(b)	Director
6.	108 ODENDAAL STREET AURORA DURBANVILLE 7550
7.	405 VOORTREKKER ROAD PAROW 7500
8.	P O BOX 723 PAROW 7499
9.	South African
10.	FINANCIAL DIRECTOR
11.	Yes
12.	No Change

B. Oudituer / Auditor

1. Naam/Name	PRICEWATERHOUSECOOPERS INC
2. Datum van aanstelling/Date of appointment	24 July 1998
3. Aard van verandering in 1 en 2 hierbo en datum / Nature of change in 1 and 2 and date.	No Change

(Moet deur maatskappy voltooi word/To be completed by company)

Opgawe van besonderhede van maatskappyregister van direkteure, ouditeure en beamptes /
Return of particulars of company's register of directors, auditors and officers

CM 29

Gedateer
Dated 9 November 2005

Naam van maatskappy
Name of company TRANS HEX GROEP BEPERK

Posadres
Postal address P O BOX 723 PAROW

7499

Datum ontvang
Date received

Datumstempel van registrasiekantoor vir maatskappye/
Date stamp of companies registration office

C. Beamptes en Plaaslike Bestuurders/Officers and local Managers

SLEUTEL TOT PERSOONLIKE BESONDHEDE VERLANG/ KEY TO PERSONAL PARTICULARS REQUIRED	PERSOONLIKE BESONDERHEDE PERSONAL PARTICULARS
1. Van / Surname	ZACHARIAS
2. Volle voorname/ Full Forenames	GEORGE JOHN
3 Vorige van en voorname/Former surname and forenames	
4. Identiteitsnommer of , indien nie beskikbaar nie, geboortedatum/ Identity number or, if not available, date of birth	Jaar Year / Maand Month / Dag Day — 5 8 0 4 2 3 5 8 1 2 0 8 8
5. (a) Datum van aanstelling/Date of appointment	1 May 1999
(b) Betiteling / designation	Secretary
6. Adres van geregistreerde kantoor, en registrasienommer, indien beampte 'n regspersoon is / Address of registered office, and registration number, if officer is a corporate body	
7. Woonadres/Residential Address	26 BOKKEMANSKLOOF STREET HOUT BAY 7800
8. Besigheidadres/Business address	405 VOORTREKKER ROAD PAROW 7500
9. Posadres/Postal address	P O BOX 723 PAROW 7499
10. Nasionaliteit/Nationality (Indien nie Suid-Afrikaans nie/If not South African)	South African
11. Beroep/Occupation	COMPANY SECRETARY
12. In Suid-Afrika woonagtig/Resident in Republic Ja of Nee/Yes or No	Yes
13. Aard van verandering in 1 tot 6 hierbo en datum/ Nature of change in 1 to 6 above and date	No Change

VIR SLEUTEL TOT BESONDERHEDE, KYK HIERBO/FOR KEY TO PARTICULARS, SEE ABOVE

1.:	
2.:	
3.:	
4:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

1.:	
2.:	
3.:	
4.:	Jaar Year / Maand Month / Dag Day
5.: (a)	
(b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	
13.:	

LIST OF DIRECTORS CONTINUED.......

1.:	DELPORT
2.:	LLEWELLYN
3.:	
4.: Jaar Year / Maand Month / Dag Day	6 | 2 | 0 | 4 | 0 | 4 | 5 | 2 | 0 | 5 | 0 | 8 | 7
5.: (a)	1 July 2004
5.: (b)	Director
6.:	57 MAHOGANY CRESCENT TYGERBERG HILLS 7530
7.:	405 VOORTREKKER ROAD PAROW 7500
8.:	P O BOX 723 PAROW 7499
9.:	South African
10.:	MANAGING DIRECTOR
11.:	Yes
12.:	No Change

1.:	FALCK
2.:	DENIS MARTIN
3.:	
4.: Jaar Year / Maand Month / Dag Day	4 | 5 | 1 | 2 | 1 | 1 | 5 | 0 | 6 | 3 | 0 | 8 | 3
5.: (a)	7 November 2005
5.: (b)	Director
6.:	9 ORANJE AVENUE UNIEPARK STELLENBOSCH 7599
7.:	CARPE DIEM OFFICE PARK QUANTUM STREET TECHNO PARK STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	FINANCIAL DIRECTOR
11.:	Yes
12.:	New Appointment - 7 November 2005

1.:	BüHRMANN
2.:	WILHELM EMIL
3.:	
4.: Jaar Year / Maand Month / Dag Day	5 | 5 | 0 | 4 | 2 | 4 | 5 | 1 | 3 | 1 | 0 | 0 | 4
5.: (a)	4 February 1994
5.: (b)	Director
6.:	1 KRONENDAL AVENUE WELGELEGEN STELLENBOSCH 7600
7.:	CARPE DIEM OFFICE BUILDING QUANTUM STREET TEGNO PARK STELLENBOSCH 7600
8.:	P O BOX 456 STELLENBOSCH 7599
9.:	South African
10.:	GROUP INVESTMENT MANAGER
11.:	Yes
12.:	Resigned - 7 November 2005

1.:	
2.:	
3.:	
4.: Jaar Year / Maand Month / Dag Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar Year / Maand Month / Dag Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	

1.:	
2.:	
3.:	
4.: Jaar Year / Maand Month / Dag Day	
5.: (a)	
5.: (b)	
6.:	
7.:	
8.:	
9.:	
10.:	
11.:	
12.:	



Trans Hex Group

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30 SEPTEMBER 2005



THG

TRANS HEX

	% Change	Six months ended 30/09/05 Reviewed R'000	30/09/04 Restated Reviewed R'000	Year ended 31/03/05 Restated Audited R'000
Sales revenue	14,8	**611 649**	532 770	1 014 798
Cost of sales	25,4	**486 404**	387 970	778 137
Depreciation of mining assets		**73 822**	65 434	137 503
Royalties: Namaqualand Diamond Fund Trust		**19 240**	13 335	26 034
Other costs		**393 342**	309 201	614 600
Mining income	(13,5)	**125 245**	144 800	236 661
Net financial income (Note 1)		**2 599**	6 204	6 882
Exploration costs		**(39 079)**	(13 552)	(67 306)
Impairment of assets (Note 8)		**(215 609)**	–	–
Share of results of associated companies		**(3)**	(2)	(5)
Profit before taxation	(192,3)	**(126 847)**	137 450	176 232
Taxation		**(28 227)**	52 559	80 757
Attributable income	(216,2)	**(98 620)**	84 891	95 475
Earnings per share (cents)				
– Basic	(215,4)	**(93,7)**	81,2	91,1
– Diluted	(218,3)	**(93,7)**	79,2	90,6
– Headline	(40,3)	**46,1**	77,2	85,3
Dividend per share (cents)		**20,0**	20,0	40,0
Total number of shares in issue ('000)		**89 413**	88 744	89 095
Weighted average issued shares ('000)		**89 255**	88 530	88 767
Average US$ exchange rate		**6,44**	6,48	6,25

	Six months ended 30/09/05 Reviewed R'000	30/09/04 Restated Reviewed R'000	Year ended 31/03/05 Restated Audited R'000
Balance at 1 April (Audited)	**1 111 684**	1 077 673	1 077 673
Adoption of IAS 16 (Note 6)	**–**	5 109	5 109
Balance at 1 April (Restated)	**1 111 684**	1 082 782	1 082 782
Net profit attributable to ordinary shareholders (Restated)	**(98 620)**	84 891	95 475
Dividends paid	**(17 868)**	(46 887)	(64 676)
Translation differences on foreign subsidiaries	**4 840**	3 756	(6 963)
Fair value adjustment on available-for-sale financial assets	**(4 315)**	(450)	(1 506)
Share-based payment reserve (Note 6)	**616**	808	1 579
Issue of share capital	**2 721**	2 434	4 993
Balance at end of period	**999 058**	1 127 334	1 111 684

ABRIDGED CONSOL[illegible]

	Six months ended 30/09/05 Reviewed R'000	Six months ended 30/09/04 Restated Reviewed R'000	Year ended 31/03/05 Restated Audited R'000
Assets			
Property, plant and equipment	**745 305**	802 371	949 188
Goodwill	**37 096**	37 096	37 096
Investments and loans	**235 648**	302 968	250 325
Deferred taxation	**11 945**	16 750	14 351
Current assets	**354 689**	336 203	365 002
Inventory	**105 846**	128 414	168 508
Accounts receivable	**92 763**	40 844	88 620
Cash resources and equivalents	**156 080**	166 945	107 874
	1 384 683	1 495 388	1 615 962
Equity and liabilities			
Total shareholders' interest	**999 058**	1 127 334	1 111 684
Long-term liabilities	**26 852**	42 271	35 055
Deferred taxation	**132 332**	148 252	201 493
Deferred liabilities	**27 135**	33 847	27 003
Current liabilities	**199 306**	143 684	240 727
Short-term borrowings	**15 419**	13 564	14 432
Other	**183 887**	130 120	226 295
	1 384 683	1 495 388	1 615 962
Net asset value per share (cents)	**1 117**	1 270	1 248

ABRIDGED CONSOLIDA[illegible]

	Six months ended 30/09/05 Reviewed R'000	Six months ended 30/09/04 Restated Reviewed R'000	Year ended 31/03/05 Restated Audited R'000
Cash available from operating activities	**162 965**	202 136	317 876
Movements in working capital	**44 613**	(9 434)	(53 230)
Taxation paid	**(80 031)**	(107 471)	(131 959)
Dividend paid	**(17 868)**	(46 887)	(64 676)
Cash retained from operating activities	**109 679**	38 344	68 011
Cash employed	**(61 474)**	(229 038)	(317 776)
Fixed assets			
– Replacement	**(11 010)**	(27 298)	(25 329)
– Additional	**(43 381)**	(66 633)	(119 100)
Long-term liabilities	**(7 216)**	(6 348)	(12 696)
Investments, loans and issue of capital	**133**	(128 759)	(160 651)
Net cash flow for the period	**48 205**	(190 694)	(249 765)

	Six months ended 30/09/05 Reviewed R'000	Six months ended 30/09/04 Restated Reviewed R'000	Year ended 31/03/05 Restated Audited R'000
1. Net financial income			
Net financial income consists mainly of the following principal categories:			
Interest received	**4 875**	5 845	7 545
Interest paid	**(3 902)**	(3 922)	(11 916)
Net foreign exchange profit	**1 111**	5 247	7 317
Rehabilitation provision – unwinding of discount	**515**	(966)	3 936
	2 599	6 204	6 882
2. Reconciliation of headline earnings			
Attributable income	**(98 620)**	84 891	95 475
(Profit)/loss on sale of assets	**347**	(617)	(1 485)
Impairment of assets	**146 766**	–	–
Negative goodwill	**–**	(3 534)	(4 621)
Headline earnings	**48 493**	80 740	89 369
3. Capital commitments			
(including amounts authorised, but not yet contracted)	**18 833**	97 722	54 373
These commitments will be funded out of own resources or borrowed funds.			
4. Segment information			
Revenue			
– RSA Land	**516 664**	426 754	816 033
– Marine	**51 780**	69 700	123 995
– Angola	**43 205**	36 316	74 770
Operating income before depreciation			
– RSA Land	**212 864**	212 339	372 554
– Marine	**(4 204)**	4 194	(2 415)
– Angola	**(8 977)**	(5 742)	2 782

5. The **Accounting Policies** are consistent with the annual report and the corresponding prior year period in accordance with International Financial Reporting Standards, except for the adoption of IFRS 2 Share-based payments and the revised IAS 16 Property, plant and equipment. The impact of other changes resulting from the IASB's accounting standards improvement project is not material. These abridged financial statements comply with IAS 34. Income does not accrue evenly throughout the year and the income for the six months, therefore, does not necessarily represent half of a full financial year's income.

6. New accounting policies adopted

IFRS 2 – Share-based payments

The Group has adopted the requirements of IFRS 2 Share-based payments which resulted in a change in the accounting policy for share-based payments. Until 30 September 2004, the provision of share options to employees did not result in a charge to the income statement. Subsequent to that date, the Group charges the cost of share options to the income statement, with a corresponding credit to equity.

6. New accounting policies adopted

The impact of this adjustment on attributable income is a charge of R0,616 million (30 September 2004: charge of R0,808 million; 31 March 2005: charge of R1,579 million; 31 March 2004: cumulative charge of R1,259 million).

IAS 16 – Property, plant and equipment

The adoption of the revised IAS 16 resulted in a change in the accounting policy relating to:

- the frequency of determination and measurement of residual value of assets; and
- the inclusion in IAS 16 of property, plant and equipment used to develop or maintain mining rights and the activities of exploration and extraction which are not separable from the mining activities.

The impact of this adjustment on attributable income is a credit of R4,148 million (30 September 2004: credit of R5,141 million; 31 March 2005: credit of R5,470 million; 31 March 2004: cumulative credit of R5,109 million).

7. Business combinations

On 6 June 2005, the group acquired a 25% interest in the Tirisano Diamond Mine near Ventersdorp, via its 50% interest in Mvelaphanda Exploration (Pty) Ltd. Mvelaphanda Exploration funded the phase one rectification of the Tirisano plant which was completed in June 2005. The groups attributable share of the investment amounted to R20,3 million.

	Fair value R'000
The assets and liabilities arising from the acquisition are as follows:	
Mining plant and equipment	4 700
Mining rights	22 460
Deferred taxation	(6 514)
Cash and cash equivalents	630
Inventories	294
Accounts receivable	165
Accounts payable	(1 390)
Net assets acquired	20 345
Purchase consideration:	
Settled in cash	20 975
Less: Cash and cash equivalents acquired	630
Net cash flow	20 345

8. Impairment of assets

In light of the lower than anticipated exploration results, the group has reviewed the value of its investments in Matikara Limitada and the Tirisano Diamond Mine. This review has indicated impairment to the value of these investments as well as the Middle Orange operations and in accordance with the provisions of IAS 36, the value of these investments has been reduced as follows.

Details of net assets impaired are as follows:	
Mining plant and equipment	22 418
Mining rights	190 205
Deferred taxation	(68 843)
Net current assets	2 986
Net assets impaired	146 766

9. Review by independent auditors

PricewaterhouseCoopers Inc. reviewed the interim results. A copy of their unqualified review report is available for inspection at the company's registered office.

Sales revenue (R million)


700
600
500
400
300
200
100
0
262.1
233.9
444.7
570.9
532.8
611.6
'00
'01
'02
'03
'04
'05

Headline earnings per share


Cents
Rand
140
120
100
80
60
40
20
0
11
10
9
8
7
6
5
4
3
2
1
0
80.3
46.9
111.6
132.5
77.2
46.1
6.9
8.2
10.4
7.55
6.5
6.4
'00
'01
'02
'03
'04
'05
Average R/$ exchange rate

Dividend per share (cents)


20
18
16
14
12
10
8
6
4
2
0
14.0
15.5
18.0
20.0
20.0
20.0
'00
'01
'02
'03
'04
'05

COMMENTS

In this commentary, results are compared with the first six months of the 2004/05 financial year (in brackets).

Diamond sales were 15% higher in rand terms at R612 million (R533 million) and 12% higher in dollar terms at US$92,8 million (US$82,5 million).

Attributable income, before impairments, decreased by 44% to R48 million (R85 million), resulting in a 40% decrease in headline earnings per share to 46,1 cents (77,2 cents). Mining income decreased by 14% to R125 million (R145 million). Cost of sales increased by 25% to R486 million (R388 million). The main contributors to the increase in cost of sales were increased fuel costs as well as higher labour and associated costs relating to the implementation of the maximised shift system. Despite this increase in costs, the unit cost per volume treated reduced by 6%. Start-up mining activities, mainly at Fucauma, also contributed to the increase in costs. Increased exploration activities, especially in Angola, contributed to the higher exploration cost of R39 million (R14 million). Cash flows remain strong with cash retained from operating activities improving from R38 million to R110 million.

In accordance with IAS 36 the group has recorded impairments totalling R147 million. These relate to investments in the Matikara alluvial exploration projects in Angola and the Tirisano Diamond Mine. The board has taken a decision to dispose of the Middle Orange River assets and subsequently the value of these assets has been partially impaired.

Land

South Africa

Production from the Land Operations was 7% higher at 64 470 carats (60 400 carats).

The average grade at **Baken** was lower than the prior period at 2,39 carats/100 m³ (2,50 carats/100 m³). The **PK plant** is in an advanced upgrade phase. Once completed it is anticipated that similar treatment efficiency and reliability to the **Baken Central Plant** will be achieved.

Carat production from **Bloeddrif** exceeded expectation by 12% and the average stone size produced was higher at 1,7 carats per stone.

At **Reuning** the processing of the Nxodap terrace gravels through the **Suidhek** plant was discontinued due to the long hauling distances and associated high costs. The **Suidhek** plant is currently being fed with dump and remnant material from the **Reuning** central areas. The introduction of a **Nxodap** production facility with associated infrastructure and earthmoving capability is planned to come into production in July 2006.

Due to diminished reserves, the **Terrace A** and **Brakfontein** plants at **Saxendrift** were decommissioned at

the end of the 2005 financial year and the overall operation has been substantially scaled down. In addition, diminishing grades have been experienced at **Niewe-jaarskraal**. The group has decided to dispose of the Middle Orange River assets and has accordingly impaired the carrying value of these assets.

The earn-in target for the Etruscan Diamonds **Nooitgedacht** property was achieved in June 2005. As a result the Trans Hex Operations/Mvelaphanda Resources joint venture company, Mvelaphanda Exploration, now holds a 50% interest in the property. The upgraded **Tirisano** mine plant, situated on the Nooitgedacht property, is performing well and has exceeded anticipated production capacity. However, lower than expected grades, lack of identified long-term reserves and the strong rand are negatively affecting the viability of this operation which was not significantly offset by an increase in diamond prices. The operation will be placed under care and maintenance resulting in the impairment of the group's investment in this project.

Angola

Production at **Luarica** has averaged 9 000 carats per month since June, with an average grade achieved of approximately 15 carats/100 m^3. Delivery of equipment to site for the construction of the third washing plant has commenced. Extensive preparations have been made to sustain production at a higher level during the imminent wet season. The project's cost per carat averaged US$236. The new production plant was commissioned at **Fucauma** in June 2005 and the production ramp-up is nearing completion.

Approximately 80 000 (57 700) carats from the Angolan operations were sold during the period under review. Luarica sales remain in the US$300 per carat range, with Fucauma averaging US$200 per carat.

Marine

Diamond production amounted to 23 700 carats with the deep-water mining vessels contributing 74% and the shallow-water contractors 26% of the total production.

The persistence of adverse winter sea conditions, experienced along the west coast of South Africa, severely impacted shallow-water mining operations resulting in a below-expectation recovery of 6 200 carats (18 800 carats).

The two airlift-mining vessels, *Mv Ivan Prinsep* and *Mv Namakwa*, conducted mid-water contract mining in the Namdeb concession areas in Namibia, with the proceeds from the sale of 17 500 carats accruing to Trans Hex and its Namibian empowerment partner, Epia Minerals.

Exploration

Angola

Kimberlite exploration at the **Gango** project continues and a reverse circulation drilling programme has commenced to support bulk sampling.

Dredge sampling and drilling of the central portion of the **Luana** concession has been completed. The bulk sample plant has now arrived on site but the delay in this arrival has postponed bulk sampling until 2006.

Bulk sampling of Matikara's **Cacolo** and **Lucula** alluvial projects has been completed and results are negative both in terms of grade and volume. At the **Caquilo** alluvial project extensive bulk sample work to date has yielded marginal grades. The group has decided to impair its investment in these projects. Initial kimberlite exploration work has commenced at **Caquilo**.

South Africa

Phase one of airborne geophysical surveys over a number of kimberlite targets in South Africa has been completed and the results are being analysed.

Liberia

Our joint venture partners, Mano River Resources, commenced ground geophysical surveys over the Kpo kimberlite cluster in Liberia in May 2005 and discovered an additional kimberlite shortly thereafter. Kimberlite indicator mineral sampling over the wider concession and core drilling are due to commence within the next three months.

The fundamental strength of the rough diamond market continued during the period as demand remained strong for Trans Hex production. The market for large stones, for which Trans Hex is particularly renowned, continues to benefit from shortages in supply, which has enabled the Trans Hex tender sales format to maximise revenues for stakeholders. There has been some easing in prices since September 2005 as seasonal manufacturing slowdowns and liquidity in the diamond pipeline have reduced.

Total dollar sales for the period exceeded US$92 million. The sales of South African production for the first half exceeded US$82,6 million which included two stones exceeding 100 carats and seven stones weighing more than 50 carats. A new record sales price per carat was achieved in July when a Baken 9 carat pink stone was sold for more than US$97 500 per carat. Sales revenue attributable to Trans Hex from joint venture operations in Angola and Namibia were in excess of US$6,7 million and US$3,5 million respectively.

The group's safety performance, measured in terms of the disabling injury frequency rate (DIFR), improved remarkably in the reporting period. At 0,53, the DIFR for the year to September 2005 declined by 69% compared to the corresponding period in 2004.

The second draft of the Diamond Amendment Bill in South Africa was published in August, with the public hearings of the Parliamentary Portfolio Committee taking place in October. Whilst supporting Government objectives for greater local beneficiation and increased employment there

were a number of aspects within the new legislation which were of concern, including the establishment of a State Diamond Trader and the implementation of an export duty. The export duty elements will now be contained in a separate Money Bill which is expected to be enacted during 2006. We continue to consult with Government and key stakeholders and will closely monitor developments.

Medium to long-term volumes are expected to increase with the plant capacity upgrades at Luarica in Angola and at the PK Plant in the Lower Orange River region. In addition, the benefits achieved as a result of improved plant efficiency following the implementation of the maximised shift system at the Lower Orange River operations, are anticipated to continue.

We remain optimistic that demand for rough diamonds will remain strong with resultant firm or slightly improved diamond prices being achieved.

Mr WE Bührmann resigned as a non-executive director effective 7 November 2005. The board wishes to thank Mr Bührmann for his valued contribution during his 11-year tenure as a board member.

The board welcomes the financial director of Remgro, Mr DM Falck, who will replace Mr Bührmann as non-executive director effective 7 November 2005.

DIVIDEND DECLARATION

The directors of Trans Hex have resolved to declare dividend number 50 of 20 cents per share for the interim period ended 30 September 2005.

Last day to trade (cum dividend)	Thursday, 8 December 2005
First date of trading (ex dividend)	Friday, 9 December 2005
Record date	Thursday, 15 December 2005
Payment date	Monday, 19 December 2005

Share certificates may not be dematerialised or rematerialised between Friday, 9 December 2005, and Thursday, 15 December 2005, both days inclusive.

By order of the board

TMG Sexwale
Chairman

L Delport
Managing director

Parow
14 November 2005

Registered office

405 Voortrekker Road, Parow 7500, PO Box 723, Parow 7499

Registration number: 1963/007579/06
JSE share code: TSX NSX share code: THX
ISIN: ZAE000018552

Transfer secretaries

South Africa: Computershare Investor Services 2004 (Pty) Ltd
PO Box 61051, Marshalltown 2107
Namibia: Transfer Secretaries (Pty) Ltd, PO Box 2401, Windhoek

Directorate

TMG Sexwale (Chairman), BR van Rooyen (Deputy chairman), L Delport (Managing director), MS Loubser (Financial director), DM Falck, E de la H Hertzog, DM Hoogenhout, AR Martin, MJ Willcox

Alternate directors:

PC Pienaar, CG Johnson

GJ Zacharias (Company secretary)

www.transhex.co.za

GRAPHICOR 33324